April 8, 2010
VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-4628

Attention:	Ann Nguyen Parker Branch Chief, Division of Corporation Finance

Re:	Ralcorp Holdings, Inc. Registration Statement on Form S-4 Filed February 5, 2010 File No. 333-164747
Dear Ms. Parker:
     In connection with the exchange offer being made by Ralcorp Holdings, Inc. (the “Company”) pursuant to the prospectus contained in the above-referenced registration statement and related request for acceleration, this letter will confirm the following:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.
     If you have any questions or if you require any additional information with respect to these matters, please contact me via telephone at (314) 877-7125 or via facsimile at (314) 877-7748.

Sincerely,

Gregory A. Billhartz
Corporate Vice President, General Counsel and Secretary

cc:	Norman Gholson U.S. Securities and Exchange Commission